Exhibit 99.1

Fiscal Q2 2014 WNS (Holdings) Limited

WNS Announces Second Quarter Fiscal 2014 Earnings

NEW YORK, NY and MUMBAI, INDIA, October 16, 2013 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM)** services, today announced results for the 2014 fiscal second quarter ended September 30, 2013.

Highlights — Fiscal Second Quarter 2014:

GAAP Financials

•                  Revenue of $123.1 million, up 8.8% from $113.1 million in Q2 of last year and up 0.8% from $122.1 million last quarter

•                  Profit of $9.3 million, compared to $4.3 million in Q2 of last year and $6.7 million last quarter

•                  Diluted earnings per ADS of $0.18, compared to $0.08 in Q2 of last year and $0.13 last quarter

Non-GAAP Financial Measures*

•                  Revenue less repair payments of $115.4 million, up 7.6% from $107.3 million in Q2 of last year and up 1.4% from $113.8 million last quarter

•                  Adjusted Net Income (ANI) of $17.2 million, compared to $12.2 million in Q2 of last year and $14.4 million last quarter

•                  Adjusted diluted earnings per ADS of $0.33, compared to $0.24 in Q2 of last year and $0.28 last quarter

Other Metrics

•                  Added 6 new clients in the quarter, expanded 9 existing relationships

•                  Days sales outstanding (DSO) at 30 days

•                  Global headcount of 26,630 as of September 30, 2013

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal second quarter was $115.4 million, representing a 7.6% increase versus the second quarter of last year and a 1.4% increase from the previous quarter. Year-over-year, revenue improvement was broad-based with the growth rate paced by strength in the Banking & Financial Services, Utilities, and Shipping & Logistics verticals. On a year-over-year basis, revenue was pressured by currency headwinds resulting from depreciation in the British pound, South African rand and Australian dollar against the US dollar. Excluding exchange rate impacts, constant currency revenue less repair payments* in the second quarter grew 9.8% year-over-year and 3.2% sequentially.

Adjusted operating margin* for the quarter was 16.2%, as compared to 13.7% in Q2 of last year, and 13.9% reported in the first quarter. On a year-over-year basis, operating margin improved as a result of depreciation in the Indian rupee against the US dollar, and operating leverage associated with higher revenue. Partially offsetting this favorability were investments in global infrastructure which reduced seat utilization, revenue headwinds from a stronger US dollar, and the impact of our annual wage increases. The sequential improvement in adjusted operating margin* from Q1 to Q2 was largely driven by operating leverage and enhanced productivity.

* See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

** Previously described as Business Process Outsourcing (BPO) in our prior annual reports on Form 20-F and current reports on Form 6-K containing our quarterly results.

Adjusted net income (ANI)* in the fiscal second quarter was $17.2 million, up $5.0 million as compared to Q2 of last year, and up $2.7 million from the previous quarter. The second quarter ANI* margin was 14.9%, as compared to 11.4% in Q2 of last year, and 12.7% reported last quarter.

From a balance sheet perspective, WNS ended the fiscal second quarter with $108.4 million in cash and investments and $91.1 million of gross debt. In the second quarter, the company generated $25.3 million in cash from operations, and had $5.0 million in capital expenditures. Days sales outstanding were 30 days, representing a decrease from 38 days reported in Q2 of last year and 31 days reported in the previous quarter.

“WNS was able to post solid constant currency revenue growth in the second quarter, and significantly expand our adjusted operating and net income margins. During the quarter, we continued to make progress in growing the overall size of our new business pipeline, and moving deals along towards final decisions. The company added 6 new logos this quarter, including our third large deal of the year with a new client in the Retail/CPG vertical,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“We believe the macro environment for BPM services is healthy, and WNS remains committed to capitalizing on our differentiated position in the market to meet or exceed the industry’s secular growth trends.  While the timing for some project decisions and deal ramps remains uncertain, we continue to be excited about our business opportunities and the client response to our offerings and approach.”

Fiscal 2014 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2014 as follows:

•                  Revenue less repair payments* is expected to be between $464 million and $476 million, up from $436.1 million in fiscal 2013. This assumes an average GBP to USD exchange rate of 1.60 for the remainder of fiscal 2014.

•                  ANI* is expected to range between $68 million and $72 million, up from $53.1 million in fiscal 2013. This assumes an average USD to INR exchange rate of 62.0 for the remainder of fiscal 2014.

“Consistent with the company’s guidance philosophy, our updated forecast for fiscal 2014 is based on current visibility levels and exchange rates. Our revised guidance for the year reflects top line growth of 6% to 9%, with 99% visibility to the midpoint of the range. This guidance represents 7% to 10% revenue growth on a constant currency* basis. Our ANI* guidance reflects 28% to 36% year-over-year improvement. We will continue to invest in creating new service offerings, enhanced domain capabilities and technology-enabled solutions to meet the needs of our clients. At the same time, we are focused on leveraging our existing investments in sales, infrastructure and our capability creation group to fund these investments and drive sustainable margin improvement,” said Sanjay Puria, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on October 16, 2013 at 8:00 am (Eastern) to discuss the company’s quarterly results.  To participate in the call, please use the following details: +1-866-515-2911; international dial-in +1-617-399-5125; participant passcode 87795514. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 35977049, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2013, WNS had 26,630 professionals across 32 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2014 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Fusion’s volume of business; our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head - Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I —Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 2, 2013.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” in our annual report on Form 20-F filed with the SEC on May 2, 2013.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Commencing from this release relating to our results for the three and six months ended September 30, 2013, constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro. Previously, our constant currency revenue less repair payments was presented by recalculating only prior period’s revenue less repair payments denominated in pound sterling and euro using the foreign exchange rate used for the latest period. A recomputation of our constant currency revenue less repair repayments for periods prior to the three and six months ended September 30, 2013 based on this new method of calculation would not be materially different from our previously reported constant currency revenue less repair repayments as the amount of our revenues denominated in currencies other than the US dollar, pound sterling and Euro was previously immaterial.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Revenue	$123.1	$113.1	$122.1
Cost of revenue	79.7	75.3	84.4
Gross profit	43.4	37.8	37.7
Operating expenses:
Selling and marketing expenses	9.0	7.2	7.8
General and administrative expenses	13.0	15.2	15.0
Foreign exchange loss, net	4.6	2.0	0.5
Amortization of intangible assets	5.8	6.5	6.2
Operating profit	10.9	6.8	8.2
Other income, net	(1.8)	(1.0)	(2.2)
Finance expense	0.8	0.9	0.8
Profit before income taxes	12.0	6.9	9.6
Provision for income taxes	2.6	2.5	2.8
Profit	$9.3	$4.3	$6.7

Earnings per share of ordinary share
Basic	$0.18	$0.09	$0.13
Diluted	$0.18	$0.08	$0.13

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2013 compared to
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$123.1	$113.1	$122.1	8.8%	0.8%
Less: Payments to repair centers	7.7	5.8	8.4	32.3%	(8.0)%
Revenue less repair payments (Non-GAAP)	$115.4	$107.3	$113.8	7.6%	1.4%
Constant currency revenue less repair payments (Non-GAAP)	117.5	107.1	113.9	9.8%	3.2%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
Cost of revenue (GAAP)	$79.7	$75.3	$84.4
Less: Payments to repair centers	7.7	5.8	8.4
Less: Share-based compensation expense	0.4	0.3	0.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$71.6	$69.2	$75.7

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
Gross profit (GAAP)	$43.4	$37.8	$37.7
Add: Share-based compensation expense	0.4	0.3	0.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$43.8	$38.0	$38.0

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Gross profit as a percentage of revenue (GAAP)	35.3%	33.4%	30.9%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	38.0%	35.5%	33.4%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$9.0	$7.2	$7.8
Less: Share-based compensation expense	0.1	0.1	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$8.9	$7.1	$7.8

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Selling and marketing expenses as a percentage of revenue (GAAP)	7.3%	6.4%	6.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	7.7%	6.6%	6.8%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
General and administrative expenses (GAAP)	$13.0	$15.2	$15.0
Less: Share-based compensation expense	1.5	1.0	1.1
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11.5	$14.2	$13.9

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
General and administrative expenses as a percentage of revenue (GAAP)	10.6%	13.4%	12.3%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	10.0%	13.2%	12.2%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
Operating profit (GAAP)	$10.9	$6.8	$8.2
Add: Amortization of intangible assets	5.8	6.5	6.2
Add: Share-based compensation expense	2.0	1.4	1.5
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$18.7	$14.7	$15.9

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Operating profit as a percentage of revenue (GAAP)	8.9%	6.0%	6.7%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	16.2%	13.7%	13.9%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
	(Amounts in millions)
Profit (GAAP)	$9.3	$4.3	$6.7
Add: Amortization of intangible assets	5.8	6.5	6.2
Add: Share-based compensation expense	2.0	1.4	1.5
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$17.2	$12.2	$14.4

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Profit as a percentage of revenue (GAAP)	7.6%	3.8%	5.5%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	14.9%	11.4%	12.7%

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Basic earnings per ADS (GAAP)	$0.18	$0.09	$0.13
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.16	0.15	0.15
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.34	$0.24	$0.29

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2013	Sep 30, 2012	Jun 30, 2013
Diluted earnings per ADS (GAAP)	$0.18	$0.08	$0.13
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.15	0.16	0.15
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.33	$0.24	$0.28

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at September 30, 2013	As at March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$29.7	$27.9
Investments	78.7	46.5
Trade receivables, net	58.4	64.4
Unbilled revenue	30.7	25.5
Funds held for clients	18.0	19.9
Derivative assets	4.4	7.6
Prepayments and other current assets	15.5	12.0
Total current assets	235.3	203.8
Non-current assets:
Goodwill	82.9	87.1
Intangible assets	74.4	92.1
Property and equipment	45.2	48.4
Derivative assets	1.7	3.8
Investments	0.0	43.2
Deferred tax assets	45.9	41.6
Other non-current assets	17.0	14.8
Total non-current assets	267.1	331.1
TOTAL ASSETS	$502.5	$534.9

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$23.5	$29.3
Provisions and accrued expenses	25.1	26.7
Derivative liabilities	20.8	3.9
Pension and other employee obligations	29.9	32.7
Short term line of credit	52.2	54.9
Current portion of long term debt	10.3	7.7
Deferred revenue	5.7	6.5
Current taxes payable	4.4	5.2
Other liabilities	9.3	15.4
Total current liabilities	181.3	182.4
Non-current liabilities:
Derivative liabilities	9.3	1.3
Pension and other employee obligations	4.7	5.6
Long term debt	28.6	33.7
Deferred revenue	2.7	3.3
Other non-current liabilities	3.7	4.4
Deferred tax liabilities	3.3	3.6
Total non-current liabilities	52.3	51.9
TOTAL LIABILITIES	$233.5	$234.3

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,000,180 and 50,588,044 shares each as at September 30, 2013 and March 31, 2013, respectively)	8.0	7.9
Share premium	273.5	269.3
Retained earnings	96.2	80.1
Other components of equity	(108.7)	(56.7)
Total shareholders’ equity	269.0	300.6
TOTAL LIABILITIES AND EQUITY	$502.5	$534.9